Exhibit 99.1
Babcock & Brown Air Limited (NYSE: FLY) November 2008

Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for Babcock & Brown Air Limited's future business and financial performance and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the company's Annual Report on Form 20-F for the year ended December 31, 2007 and filed with the SEC on March 31, 2008 and in the Form 6-K filed with the SEC on November 14, 2008. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise. Unless otherwise stated, all information regarding B&B Air's aircraft and leases in this presentation is as of October 31, 2008.

About B&B Air NYSE listing in September 2007: "FLY" Global lessor of commercial jet aircraft Fleet of 62 modern, fuel-efficient, high demand aircraft 94% popular narrow body types 6.3 year average aircraft age Diversified group of lessees 35 airlines in 19 countries 5.5 year remaining weighted average lease term (1) Funded with two debt facilities $853 million securitization $1.2 billion aircraft acquisition facility Generating a high level of cash flow Grown annualized revenues by approximately 43% since IPO Retaining cash for shareholder value enhancement including dividends and equity and debt buy-backs Focused on maximizing shareholder value Promoted, managed and serviced Babcock & Brown Aircraft Management ("BBAM") Over 17 years experience in aircraft leasing and financing World's 4th largest aircraft lease manager Interests aligned with B&B Air and its shareholders Notes: Includes two aircraft off-lease with assumed lease terms of zero.

Geographic Diversity - 35 Lessees (3) Modern Fleet, Diversified Customer Base, Long Lease Maturities Notes: The B737 Classic and the B757 count each include one freighter. One A330, one B747, one B767 and one B777. Based upon percent of the appraised value of aircraft and geographic location of lessees. 4. Weighted average remaining lease term includes two aircraft that are off-lease with assumed lease terms of zero. Modern Fleet - 6.3 Year Average Age Modern Fleet - 6.3 Year Average Age A320 Family 27 B737 Next Generation 16 B737 Classic (1) 3 B757 (1) 12 Wide Body (2) 4 Total 62 % Narrowbody 94% Long Leases - 5.5 Years on Average (4) '18 '17 '16 '15 '14 '13 '12 '11 '10 '09 '08 4 2 7 12 5 6 9 6 6 3 0 Europe Asia Africa Latin & S. America Asia Europe North America Developing 8 24 3 9 2 35 19 Developed

Grew contracted annualized rentals by ~43%, from $153 to $219 million Acquired 17 aircraft for nearly $700 million Remarketed 2007 and 2008 lease expiries at higher rentals than previous contracts Sold two aircraft at premiums to net book value Increased number of lessees by 21% to 35 airlines Further diversified global footprint of lessee base Pursuing further attractive acquisition and disposition opportunities Focus on modern, fuel-efficient aircraft with a wide user base that increase cash flow and earnings per share Funding in hand to avail of liquidity driven sales and airlines' financing needs Selectively selling aircraft to lock-in shareholder value Acquisitions and Investments since IPO in September 2007 Contracted Annualized Rentals (mm) Number of Aircraft IPO 10/1/2008 153 219 43% IPO 10/1/2008 47 62 32% IPO 10/1/2008 29 35 21% Number of Lessees

Globally diversified base of lessees 35 airlines in 19 countries Well-Diversified Group of Lessees

Strong Q3 2008 Results Revenue was $66.3 million Lease revenues of $60.5 million Gain of sale of aircraft of $5.0 million; (second aircraft sold for a similar gain in Q4) Expenses were $47.9 million SG&A largely fixed and scalable Management / servicing fees predictable - largely based on a fixed percentage of lease revenues Interest rates hedged, margins fixed Net Income was $16.0 million Basic and diluted EPS of $0.48 Available Cash Flow ("ACF") was $40.2 million ($1.20 per share) 3rd Quarter dividend of $0.50 declared October 15th and payable November 20th Dividend payout ratio of 42% of second quarter ACF See table for the reconciliation of ACF to Net Income (1) (1) Please see Appendix II for further detail on B&B Air's use of Available Cash Flow.

Management Structure and Alignment of Interests Management Organization Chart BBAM has long-term servicing and management agreements with B&B Air Babcock & Brown owns 14% of B&B Air Employees purchased shares in the IPO with personal after-tax funds No concessionary or free shares Executive compensation geared to B&B Air's performance A significant portion of executive deferred compensation is tied to B&B Air shareholder return BBAM B&B Air NYSE: "FLY" 25 year servicing and management agreements Babcock & Brown 14% Ownership Employees Significant Ownership

Current Financing and Outlook Flexible and Committed Financing Outlook B&B Air has debt and equity financing capacity to continue its growth into 2009 Minimal near term principal payments, no near-term need to tap the capital markets BBAM has 17 years of experience and relationships in aircraft finance community Aircraft finance markets are generally closed for the balance of 2008; increased liquidity expected in 2009 Efficient, low-cost $853 million securitization Minimal amortization until 2012 Low margin Hedged base rates Committed five year $1.2 billion Aircraft Acquisition Facility Flexible funding structure Equity capital is already in place to fully support financing Two year availability period ending November 2009 plus three year term period $506 million remains undrawn and available B&B Air's Debt has no near-term bullet maturities

Aircraft Leasing Industry Update Near-term industry fundamentals have deteriorated Despite the recent drop in oil prices, conditions are expected to be challenging in the short-term The softening global macro-economic environment has now spilled over to emerging markets as well Lease rates expected to be weaker in 2009 Remarketings completed in 2008 have been at increased rentals of 12% Manufacturers have committed to slow production to shore up asset values The prolonged Boeing strike helped maintain values Expect scheduled releases in 2009 to renew at similar rates as expiring leases Industry empirically proven resilient to tough times Since 1959 global air traffic has grown at an average annual rate of 5.1% Since 1959 there has been traffic growth in all but three years: (1) 1991 as a result of first Gulf War 2001 and 2002 as a result of 9/11, SARS and the second Gulf War Attractive opportunities for B&B Air Potential buying opportunities due to liquidity-driven sales by motivated sellers Increased SLB lease financing opportunities with airlines due to the shortage of financing in 2009 and beyond Opportunities for debt and share re-purchases B&B Air is actively managing jurisdictional risk within the portfolio; 3 aircraft moving out of India (1) Source: Airline Monitor, July 2008.

Impact of Industry Dynamics on B&B Air Strong aircraft lessors have survived and prospered during previous downturns via through strategic management B&B Air strengths Strong balance sheet and no unfunded commitments Popular, efficient, modern aircraft portfolios Opportunity to pick-up aircraft at attractive prices Financing in place Industry dynamics favor lessors with attractive portfolios High fuel prices - favors young, fuel-efficient aircraft owned by B&B Air Manufacturer order backlogs - favors aircraft owners Wide body production delays at Airbus and Boeing - enhances demand for existing aircraft B&B Air benefits from BBAM's rich history in the sector Intimate knowledge of lessees Global marketing coverage Excellent track record Strict maintenance supervision Experience in varied and complex jurisdictions

Strategy for Success Buy Well Manage Actively Keep Assets Moving Focus on Shareholder Value Target 90%+ modern, fuel-efficient, narrow body aircraft Focus on aircraft with wide and global user base Follow airline users on standardized models, don't gamble on new types Don't overpay B&B Air is selective and only purchases aircraft meeting these criteria Firm on lease terms: security package, maintenance requirements, return conditions Stringent maintenance supervision Focus on concentrations and stay "close" to lessees, move aircraft if needed Convert or reconfigure aircraft for re-lease or sale BBAM has an experienced team that is focused on these issues Maintain a young fleet (less than eight years old) Selective sales of older aircraft Strategically refinance assets B&B Air will sell aircraft if the price is right $30m share repurchase program announced Explore repurchasing debt No unfunded commitments Look for creative financing opportunities B&B Air looks for value in every part of its business

BBAM - Overview BBAM is the world's fourth-largest manager of leased commercial jet aircraft Established in 1991 to provide management and remarketing services to global aircraft investors Leading Aircraft Lessors Source: CASE aircraft database (May 2008); Data on BBAM fleet provided by BBAM. Fleet Value ($bn)

BBAM Office Planned BBAM Office BBAM - Global, Full Service Platform More than 100 employees in nine offices with coverage of all our target regions Dedicated in-house professional staff of transaction originators, attorneys, contract administrators, accountants, airframe, engine, corporate finance and capital markets experts Origination & Re-Marketing Technical Services Finance, Contracts & Investor Reporting Corporate Finance & Capital Markets Advisory Singapore Hong Kong Tokyo London Dubai New York San Francisco Incline Dublin Toulouse Moscow Legal

Strength Description Experienced Team Core team has been together for over a decade; average 15 yrs industry experience Highly developed operation evolved from managing through several industry cycles BBAM has over 17 years of experience in aviation finance Proven Track Record BBAM has re-marketed more than 240 aircraft to a broad range of airlines BBAM has originated over 300 aircraft from a variety of sources Successful manager for securitizations, Japanese owners and private investors Continued to originate aircraft during industry downturns Aircraft sourced from airlines, manufacturers, lessors, investors and financiers Strong Financing Relationships BBAM has raised over $7.5 billion of non-recourse aircraft debt Strong relationships with specialist aircraft financiers Experience of raising debt finance during difficult credit markets BBAM has been a leading aviation finance advisor for clients including major players (Singapore, United, Delta and American, Airbus, GE, UT and others) Strong Lessee Relationships Active relationships with almost 80 airlines worldwide Experience of approximately 240 airlines BBAM - Competitive Strengths

BBAM - Deep and Broad Industry Relationships

- Relationships at every level with airlines, manufacturers and other lessors
- 77 current lessees globally
- Active relationships with most airlines worldwide
- BBAM has also advised several major airlines

Aer Lingus
Aeris
Aeroflot-Don
Aeroflot-Nord
Aerolineas Argentinas
Aeromexico
Aeromexpress
Aigle Azur
Air Anatolia
Air Baltic
Air Berlin
Air Burkina
Air Canada
Air China
Air Espana
Air Europa
Air Europe
Air France-KLM
Air Holland
Air Jamaica
Air One
Air Pacific
Air Tara
All Nippon Airways
Allegiant Air
America West Airlines
Arkia Israeli Airlines
Asiana Airlines
ATA Airlines
AtlasJet
Avianca
Avolar Aerolineas
Batavia
Birgenair
BMI Baby
BMI British Midland
Braathens
Britannia (Sweden)
Britannia (UK)
British Airways
Brussels Airlines
BWIA
Caledonian Airways
Canada 3000
Canadian Airlines
CargoJet Airways
Carnival Airlines
Cathay Pacific
CCM
Chang'an Airlines
China Southern Airlines
China Xinjiang Airlines
Clickair
Corendon Airlines
Czech Airlines
DHL
Donbassaero Airlines
easyJet
El Al Israel Airlines
Emirates Airlines
Ethiopian Airlines
Eurobelgian Airlines
Europe Airpost
Express Net Airlines
Falcon Air
FastAir
FEAT
Finnair Oyj
First Choice Airways
Flightlease
FTi
Futura Interntl Airways
Garuda Indonesia
Georgian Airways
Go Fly Limited
GOL Transportes
Gulf Air
Hainan Airlines
HapagFly
Hokkaido International
Iberia
Iberworld Airlines
Icelandair
Indian Airlines
Istanbul Airlines
Jet Lite (India) Limited
Kaliningrad Airlines
Kingfisher Airlines
Korean Air
LTU
Ladeco
Lan Chile
Lithuanian Airlines
Luxair
Maersk
Malaysian Air System
Malev Hungarian Airlines
Meridiana
Mexicana
Monarch Airlines
MyAir
My Travel Airways
My Way Airlines
Nordeste
Norwegian Air Shuttle
Orbi-Georgian Airways
Pacific Airlines
Pegasus Airways
Philippine Airlines
Portugalia
RAK Airways
Royal Air Maroc
Royal Airways India
Royal Aviation
Royal Brunei Airlines
Sahara Airlines
Scandinavian Airlines
Shanghai Airlines Cargo
Singapore Airlines
Sky Airlines
Skynet Airlines
Slovak Airlines
Sobelair
South African Airways
Southwest Airlines
Spanair
SpiceJet Limited
Sun Express
Sundowner Oklahoma City
Sunwing Airlines
Swiss International Air Lines
TACA
TAM
TAP Air Portugal
TAT European Airlines
TEA Italia
Thomas Cook Airlines
Tiger Airways
Titan Airways
Tower Air
Trans World Airlines
Transaero Airlines
Transavia Airlines
Transavia France
Transbrasil
Travel Servis
TUI AG
United Airlines
US Airways
Varig Logistica
Virgin America
Virgin Atlantic
Virgin Blue Airlines
Virgin Express
Volaris Airlines
Western Pacific Airlines
Westjet Airlines
XL Airways
Yunnan Airlines

BABCOCK & BROWN AIR LIMITED

16

Note: Current lessees are highlighted in ochre.

B&B Air - Investment Highlights Young High Quality Fleet 62 modern, fuel-efficient and popular aircraft 6.3 year weighted average fleet age 94% narrow body Fuel-efficient aircraft likely to remain in strong demand Stable, Diversified Revenues Stable rentals from 35 lessees in 19 countries 5.5 year weighted average remaining lease term (1) $219 million annualized lease rentals Attractive Financing $853 million aircraft securitization $1.2 billion aircraft acquisition facility No significant principal repayments until 2012 No unfunded commitments Un-drawn acquisition capacity of $506 million, fully equity funded Shareholder Enhancement Shareholder enhancement activities supported by strong cash flow $30 million share buy-back program announced Exploring debt repurchases at distressed levels Focus is on maximizing shareholder value Includes two aircraft that are off-lease with assumed lease terms of zero.

B&B Air - Investment Highlights (continued) Well Positioned for Growth / Funding Capacity Available 17 aircraft acquired since IPO for almost $700 million Financing opportunities in banking sector Opportunities for acquisitions from liquidity driven sellers BBAM has a track record of acquiring aircraft through the cycles Strong, Experienced Management BBAM is the world's fourth largest aircraft lease manager BBAM has 17 years of origination and asset management success B&B Air is managed by an experienced and stable team Aircraft Leasing Industry Conditions Remain Balanced Continuing demand for aircraft from airlines in certain markets Continuing tight supply of aircraft from manufacturers Major re-fleeting required in North America & Europe Shortage of capital for airlines' new fleet acquisitions

Appendix I Aircraft Leasing Industry Environment

Worldwide Demand for Air Travel Drives Industry Growth Source: The Airline Monitor, July 2008. Historical and Forecast World Traffic (RPMs) Since 1959 World airline traffic has grown year-on-year in every year but three. 1990-2008E CAGR 5.1% CAGR 2008E-2030E CAGR 5.4% CAGR

Greater than 21 year 11 to 20 years Less than 11 years North America 1338 1807 2421 922 Europe 350 1539 2371 Passenger Jets Average 10.6 yrs Average 14.7 yrs North America Europe Backlog 16% Backlog 27% Developed Market Airlines Require Refleeting Source: Fleet age data from CASE July 2007; backlog data from Aerospace Market News July 2008. 11 to 20 Years 20 Years and more 10 Years and less Commercial Jets - Average Fleet Age, Backlog and Backlog/Active Fleet Ratio Order Backlog (1) Note: Backlog excludes lessor orders and orders by undisclosed customers. Approximately 50% of the passenger aircraft in North America and Europe are over ten years old More than 16,000 aircraft need to be delivered to North American and European based carriers over the next 20 years

Source: Ascend, March 2008 SH&E estimates Leasing to Play a Greater Role in Aircraft Ownership Over 60% of airlines use operating leases Proportion of leased aircraft has grown from 17% in 1990 to 32% of total world fleet in 2007 Expected to grow to 40% over next ten years (1) 1990 2007 Airline/Other Owned Aircraft 7391 12857 Lessor Managed Aircraft 1510 6103 8899 18225 1990: 8,901 Aircraft 2007: 18,960 Aircraft Number of Aircraft CAGR: 8.6% CAGR: 3.3%

Appendix II Available Cash Flow ("ACF")

B&B Air defines Available Cash Flow ("ACF") as net income plus depreciation, amortization of debt issue costs and provision for deferred income taxes. B&B Air's definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with GAAP, the most directly comparable GAAP financial measure. B&B Air believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of B&B Air's ability to pay dividends and reinvest in its business. B&B Air uses ACF as a measure for assessing B&B Air's operating performance. ACF should be considered in addition to, and not as a substitute for, net income or other financial measures determined in accordance with GAAP. For additional information, please see B&B Air's financial statements and "Management's Discussion and Analysis of Operations and Financial Condition" included in periodic reports it files with the United States Securities and Exchange Commission. Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure, to Net Income

Babcock & Brown Air (NYSE: FLY) Investor Relations Contact: Matt Dallas +1 212-796-3918 Matt.Dallas@babcockbrown.com